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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- /55/7

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/07___ AND ENDING___12/31/07___
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **NYLIFE Securities LLC**

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

	FIRM I.D. NO.

51 Madison Avenue
                                          (No. and Street)

New York	**NY**	**10010**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph O'Neill	**(212) 576-4574**	(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
                              (Name – *if individual, state last, first, middle name*)

300 Madison Avenue	**New York**	**NY**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 2 4 2008

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _____ Joseph O'Neill _____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____ NYLIFE Securities LLC _____ , as
of _____ December 31, _____ , 20 **07** ___ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

VALERIE EDWARDS GOUARI
NOTARY PUBLIC, STATE OF NEW YORK
NO. 01ED6091240
QUALIFIED IN NEW YORK COUNTY
COMMISSION EXPIRES APRIL 28, 2011

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of **Operations.**
- ☐ (d) Statement of **Cash Flows.**
- ☐ (e) Statement of Changes in **Member's Equity.**
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NYLIFE Securities LLC

(An affiliate of New York Life Insurance Company)
Statement of Financial Condition
December 31, 2007

NYLIFE Securities LLC
(An affiliate of New York Life Insurance Company)
Index
December 31, 2007



PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York, NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Managers
and Member of
NYLIFE Securities LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of NYLIFE Securities LLC (the "Company") at December 31, 2007, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 27, 2008

NYLIFE Securities LLC
(An affiliate of New York Life Insurance Company)
Statement of Financial Condition
December 31, 2007

Assets

Cash and cash equivalents	$ 14,482,733
Receivable from NYLIFE Distributors LLC	5,002,658
Receivable from affiliates	139,945
Commissions receivable	3,239,466
Fee income receivable	347,200
Prepaid expenses	449,350
Federal income taxes receivable from New York Life Insurance Company	51,353
Fixed assets, net of accumulated depreciation of $5,211,898	665,192
Deferred tax asset	1,049,538
Total assets	$ 25,427,435

Liabilities and Member's Equity

Payable to New York Life Insurance Company	$ 4,079,358
Accrued commission expense	4,033,023
Accrued litigation expense	1,286,885
Other accrued liabilities	61,916
Securities sold not yet purchased	45,993
Total liabilities	9,507,175
Total member's equity	15,920,260
Total liabilities and member's equity	$ 25,427,435

The accompanying notes are an integral part of this financial statement.

NYLIFE Securities LLC
(An affiliate of New York Life Insurance Company)
Notes to Statement of Financial Condition
December 31, 2007

1.   Organization and Business

NYLIFE Securities LLC (the "Company"), is a wholly-owned subsidiary of NYLIFE LLC (a wholly-owned subsidiary of New York Life Insurance Company, ("NYLIC")). The Company was originally incorporated under the laws of New York in 1969 as NYLIFE Securities Inc., and was converted to a Delaware limited liability company on January 1, 2007. The Company is registered with the Securities and Exchange Commission as a broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc.

The Company has entered into a soliciting dealer agreement with NYLIFE Distributors LLC ("Distributors"), a wholly-owned subsidiary of New York Life Investment Management Holdings LLC, whereby the Company charges Distributors commissions for sales of the MainStay Funds by the Company's registered representatives, for which the Company's registered representatives are generally paid commissions.

Under various contractual agreements with unrelated financial institutions, the Company receives commissions from the financial institutions for sales of open-end mutual fund products, for which the Company's registered representatives are generally paid commissions.

The Company receives commissions for acting as introducing broker for clients and uses a non-affiliated clearing broker, on a fully disclosed basis, to perform trade execution, clearance, settlement and related activities.

The Company, under an agreement with New York Life Insurance and Annuity Corporation ("NYLIAC"), a wholly owned subsidiary of NYLIC, directs and supervises NYLIAC's sale of variable annuity contracts and variable life insurance policies through separate accounts maintained by NYLIAC. The Company's expenses incurred in connection with the offering of these products are billed to NYLIC.

2.   Summary of Significant Accounting Policies

Basis of Presentation
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Securities transactions are recorded on trade date.

Cash and Cash Equivalents
Short-term investments with original maturities of three months or less are considered cash equivalents. At December 31, 2007, such short-term investments consist of commercial paper carried at its amortized cost of $14,329,753, which approximates market value.

Fixed Assets
Fixed assets are recorded at cost and depreciated using the straight-line method over estimated useful lives of three to ten years. Cost of assets sold or retired and the related amounts of accumulated depreciation are eliminated from the accounts in the year of disposal.

NYLIFE Securities LLC
(An affiliate of New York Life Insurance Company)
Notes to Statement of Financial Condition
December 31, 2007

Income Taxes
Current income taxes are provided on taxable earnings at the appropriate statutory rate applicable to such earnings. Deferred income taxes are provided for temporary differences between the financial reporting and tax basis of assets and liabilities.

Guarantees
In the normal course of business, the Company enters into contracts that contain a variety of representations, warranties and indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve potential future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

New Accounting Pronouncements
In September 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 157, "Fair Value Measurements." This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures around fair value measurements. This statement is effective January 1, 2008. The adoption of SFAS No. 157 is not expected to have a material impact on the Company's financial statements.

In July 2006, the FASB issued FASB Interpretation ("FIN") No. 48, "Accounting for Uncertainty in Income Taxes", an interpretation of FASB's SFAS No. 109, "Accounting for Income Taxes". This Interpretation prescribes a comprehensive model for how a company should recognize, measure, present and disclose in its financial statements uncertain tax positions that it has taken or expects to take on a tax return. This Interpretation is effective for fiscal years beginning after December 15, 2006. On February 1, 2008 the FASB issued FASB Staff Position ("FSP") No. 48-2, "Effective Date of FIN 48 for Certain Nonpublic Enterprises", which delayed the effective date for non public entities for periods beginning after December 15, 2007 with early adoption permitted. The Company early adopted FIN No. 48 on January 1, 2007. The adoption of FIN No. 48 had no impact on the Company's financial statements.

3. **Fixed Assets**

Fixed assets are comprised of the following:

	Cost at December 31, 2007	Accumulated depreciation at December 31, 2007	Net book value at December 31, 2007
Computers and communication equipment	$ 874,449	$ (817,990)	$ 56,459
Computer software	888,882	(763,140)	125,742
Furniture and fixtures	1,352,468	(1,162,324)	190,144
Leasehold improvements	2,761,291	(2,468,444)	292,847
	$ 5,877,090	$ (5,211,898)	$ 665,192

4. **Related Parties Transactions**

Commissions receivable and accrued commission expense on the statement of financial condition includes $1,083,559 and $3,115,588, respectively, of transactions with affiliates.

NYLIFE Securities LLC
(An affiliate of New York Life Insurance Company)
Notes to Statement of Financial Condition
December 31, 2007

The Company is party to a service agreement with NYLIC, whereby NYLIC provides services to the Company. The Company is charged for these services based upon separately identifiable actual costs incurred where NYLIC acts as paymaster on behalf of the Company. The services include personnel, office space, other services, and administrative. The Company is also charged administrative expenses from NYLIC which are specifically identifiable to the Company or incurred by NYLIC principally through analyses of time spent on matters relating to the Company or pursuant to agreed upon formulas.

5. **Credit Risk**

The Company introduces all of its securities transactions to a clearing broker on a fully disclosed basis. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a customer's failure to fulfill its contractual obligations.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2007, the Company has recorded no liabilities with regard to this right.

In addition, the Company has the right to pursue collection or performance from the customers who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing broker and all customers with which it conducts business.

6. **Income Taxes**

The Company is a member of an affiliated group which joins in the filing of a consolidated federal income tax return with NYLIC. Estimated payments for taxes are made between the members of the consolidated group during the year. State and local returns are filed separately; minimum taxes are paid to state and local jurisdictions.

At December 31, 2007 the Company has a deferred tax asset of $1,049,538 attributable to the following temporary differences between the financial reporting and the tax basis of assets:

Deferred Tax Assets	
Accrued expenses	$ 382,882
Depreciation	666,656
Deferred tax asset	$ 1,049,538

The Company is reimbursed for its deferred tax assets on an annual basis to the extent they are utilized in the group's consolidated tax return through a tax allocation agreement with its parent. A valuation allowance against the Company's other deferred tax assets is not considered necessary because it is more likely than not that those deferred tax assets will be realized.

The Company does not have any federal net operating losses as they were fully utilized in the group's consolidated tax return. The Company converted to a limited liability company as of January 1, 2007. As previously noted, the Company early adopted FIN No. 48 on January 1, 2007. The Company did not have any uncertain tax positions for the year ended December 31, 2007.

NYLIFE Securities LLC
(An affiliate of New York Life Insurance Company)
Notes to Statement of Financial Condition
December 31, 2007

7. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company has elected to compute its net capital requirement in accordance with the Alternative Method permitted by the rule. This method requires the maintenance of minimum net capital, as defined, of the greater of 2% of aggregate debit items arising from customer transactions or $250,000. At December 31, 2007, the Company had net capital, as defined under such rules, of $8,193,019 which was $7,943,019 in excess of its required net capital of $250,000.

8. **Contingencies**

In the normal course of business, the Company has been named a defendant in various legal matters. The Company is also from time to time involved in governmental, administrative, and investigative proceedings and inquiries. Notwithstanding the uncertain nature of litigation and regulatory inquiries, the outcome of which cannot be predicted, the Company believes that, after provisions made in the financial statements, the ultimate liability that could result from litigation and proceedings would not have a material adverse effect on the Company's financial position; however, it is possible that settlements or adverse determinations in one or more actions or other proceedings in the future could have a material adverse effect on the Company's operating results for a given year.

